Exhibit 12(b)

PACCAR Inc and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Year ended December 31
	2008		2007		2006		2005		2004

FIXED CHARGES
Interest expense - PACCAR and subsidiaries (1)	$391.1		$387.0		$303.6		$187.8		$134.3
Portion of rentals deemed interest	17.9		17.5		17.4		18.0		14.4

TOTAL FIXED CHARGES	$409.0		$404.5		$321.0		$205.8		$148.7

EARNINGS
Income before taxes - PACCAR and Subsidiaries (2)	$1,464.0		$1,764.3		$2,175.3		$1,773.6		$1,368.2
FIXED CHARGES	409.0		404.5		321.0		205.8		148.7

EARNINGS AS DEFINED	$1,873.0		$2,168.8		$2,496.3		$1,979.4		$1,516.9

RATIO OF EARNINGS TO FIXED CHARGES	4.58	x	5.36	x	7.78	x	9.62	x	10.20	x

(1)        Exclusive of interest paid to PACCAR.

(2)        Includes before-tax earnings of wholly-owned subsidiaries.